Exhibit 1

ECtel Nears Break Even on Substantially Improved Profitability in Second Quarter

Gross Margin Increases to 60% Reflecting Successful Efficiency Measures

Non-GAAP net profit of $51 thousand; Book to bill continues to be higher than one

ROSH HA'AYIN, Israel, August 5, 2009. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM®) solutions, today reported its financial results for the second quarter of 2009.

Second Quarter Highlights
o	Revenues reach $5.7 million, up from the $3.4 million last quarter
o	Gross profit increases both sequentially and year over year reaching $3.4 million
o	Gross margin of 60%, highest in the last 10 quarters
o	Efficiency measures contribute at all levels; expect annual savings to surpass $5 million
o	Net cash used in operating activities decreased to $0.5 million compared to $2.9 million last quarter

Financial Results
Revenues for the second quarter of 2009 totaled $5.7 million, compared to $6.7 million in the second quarter of 2008, and $3.4 million in the first quarter of 2009.

Gross margin for the second quarter of 2009 reached 60%, compared to the 50% in the second quarter of 2008, and 44% in the first quarter of 2009. The gross margin was positively impacted by a favorable change in product mix as well as the widespread efficiency measures initiated in the fourth quarter of 2008, which included reallocating functions to lower cost regions, salary reductions and manpower downsizing.

Non-GAAP operating profit for the second quarter of 2009 totaled $65 thousand, compared to a non-GAAP operating loss of $1.6 million in the second quarter of 2008, and a $1.6 million non-GAAP operating loss in the first quarter of 2009.

Non-GAAP net income for the second quarter of 2009 totaled $51 thousand, or $0.00 per share, compared with a non-GAAP net loss of $1.4 million, or $0.08 per share, in the second quarter of 2008. Non-GAAP net loss for the first quarter of 2009 totaled $1.4 million, or $0.09 per share.

Non-GAAP operating and net income include a $270 thousand reversal of a provision relating to compensation expenses, recording both under cost of goods sold and operating expenses. Excluding this reversal, the Company neared break even both at the operating income and net income levels, a substantial improvement from the first quarter 2009.

GAAP operating loss for the second quarter of 2009 totaled $0.1 million, compared to an operating loss of $2.0 million in the second quarter of 2008, and an operating loss of $1.8 million for the first quarter of 2009. GAAP net loss for the second quarter of 2009 totaled $0.2 million, or $0.01 per share, a substantial improvement from the $1.7 million net loss, or $0.1 per share, in the second quarter of 2008. Net loss for the first quarter of 2009 totaled $1.6 million or $0.1 per share.

Cash, cash equivalents, and marketable bonds and securities as of June 30, 2009 were $14.3 million or $0.88 per share, compared to $14.8 million or $0.91 per share as of March 31, 2009. During the quarter the Company recorded a cash flow expense of $0.5 million.

“This was a good quarter for ECtel as we witnessed an increase in bookings and pipeline, enforcing our belief that these times create opportunities for ECtel. As operators and service providers continue to navigate this complex climate, seeking to efficiently manage revenues and limit fraud, ECtel’s comprehensive solutions effectively meet this need. During the quarter we received orders from three new customers, partly through our proven partnership program, bringing the total new customers purchasing ECtel’s products to eight during the first six months of the year. This is in addition to existing customers which ordered additional services and products this quarter,” commented Itzik Weinstein, President and CEO of ECtel.

Mr. Weinstein added, “On the financial front, this quarter featured sequential growth in our key parameters including revenues and profitability, with gross margin reaching as high as 60%. The efficiency measures adopted towards the end of 2008 were key drivers in our improving profitability, and we expect our annual cost savings to be higher than the $4 million initially forecasted, based on our current run rate. Looking ahead, we intend to continue to navigate the challenging market and efficiently manage expenses, while identifying new opportunities and customers for our products, and this, without compromising either our development or growth.”

CONFERENCE CALL
ECtel management will host a teleconference later today at 10:00 am ET (9:00am CT, 7:00am PT, and 5:00pm Israel time) to discuss its first quarter results. Itzik Weinstein President & CEO and Mickey Neumann, Senior Vice President & CFO will co-host the call. To participate in the call, please dial one of the following numbers:

From the United States:	1-888-668-9141
From Israel:	03-918-0609
From the United Kingdom:	0-800-917-5108
All other international callers:	+972-3-918-0609

A Webcast replay of the earnings call will be available after the call on the Company’s web site at: www.ectel.com.

ABOUT ECTEL LTD.
ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com

Use of Non-GAAP Measures
Non-GAAP operating income (loss) and net income (loss) are measures which do not include charges for the amortization of acquisition-related intangible assets and share-based compensation expense. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The Company’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. A reconciliation between non-GAAP operating income (loss) and net income (loss) and GAAP operating income (loss) and net income (loss) is provided in a table immediately following the Condensed Statements of Operations.

ECtel Forward-Looking Statement
Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:	IR Contacts:
Mickey Neumann	Ehud Helft \ Kenny Green
Senior Vice President and CFO	GK Investor Relations
Tel: +972-3-9002115	Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: Mickeyne@ectel.com; ir@ectel.com	Email: info@gkir.com

ECtel Ltd. Consolidated Balance Sheets $ in thousands

	June 30, 2009	March 31, 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	6,126	7,011	8,452
Short-term investments	4,556	2,544	1,011
Receivables:
Trade, net	11,006	10,290	10,904
Other	606	892	1,177
Related parties	487	302	247
Work in progress	308	559	475
Inventories	2,931	2,507	2,247

Total current assets	26,020	24,105	24,513

Long-term marketable securities	3,656	5,233	8,172

Long-term other assets	1,240	901	1,193

Property, plant and equipment, net	2,122	2,180	2,282

Goodwill	12,796	12,796	12,792

Other intangible assets, net	712	762	812

Total assets	46,546	45,977	49,764

Liabilities and Shareholders' Equity

Current liabilities
Trade payables	4,545	4,258	5,126
Related parties	57	13	31
Advances from customers	844	543	596
Other payables and accrued liabilities	5,410	5,797	6,707

Total current liabilities	10,856	10,611	12,460

Long-term liabilities
Liability for employee severance benefits	1,746	1,531	2,018

Total liabilities	12,602	12,142	14,478

Total shareholders' equity, net	33,944	33,835	35,286

Total liabilities and shareholders' equity	46,546	45,977	49,764

ECtel Ltd. Consolidated Statements of Operations $ in thousands except share and per share data

	Three months ended June 30,		Six months ended June 30,		Three months ended March 31,
	2009	2008	2009	2008	2009

Revenues	5,664	6,655	9,046	13,160	3,382
Cost of revenues	2,252	3,313	4,150	6,967	1,898

Gross profit	3,412	3,342	4,896	6,193	1,484

Research and development costs, net	609	1,286	1,398	2,475	789
Selling and marketing expenses	1,849	2,261	3,286	4,008	1,437
General and administrative expenses	1,047	1,709	2,007	3,559	960
Amortization of acquisition-related
intangible assets	50	41	100	64	50

Operating loss	(143)	(1,955)	(1,895)	(3,913)	(1,752)
Financial income (loss), net	(14)	278	121	519	135
Other income, net (*)	-	-	-	430	0

Net loss	(157)	(1,677)	(1,774)	(2,964)	(1,617)

Basic loss per share	(0.01)	(0.10)	(0.11)	(0.18)	(0.10)

Diluted loss per share	(0.01)	(0.10)	(0.11)	(0.18)	(0.10)

Weighted average number of shares outstanding
used to compute basic (loss) earnings per
share	16,281,898	16,686,401	16,281,898	16,686,401	16,281,898

Weighted average number of shares outstanding
used to compute diluted (loss) earnings per
share	16,281,898	16,686,401	16,281,898	16,686,401	16,281,898

(*) includes $450 thousand gain on sale of patent.

ECtel Ltd. Reconciliation of GAAP to Non-GAAP Measures $ in thousands except share and per share data

	Three months ended June 30,		Six months ended June 30,		Three months ended March 31,
	2009	2008	2009	2008	2009

GAAP gross profit	3,412	3,342	4,896	6,193	1,484
Stock-based compensation	7	13	15	34	8

Non-GAAP gross profit	3,419	3,355	4,911	6,227	1,492

GAAP operating expenses	3,555	5,297	6,791	10,106	3,236
Stock-based compensation:
Selling and marketing expenses	26	28	54	57	28
Research and development costs	-	1	-	6	-
General and administrative expenses	125	233	208	314	83
Amortization of acquisition-related
intangible assets	50	41	100	64	50

Non-GAAP operating expenses	3,354	4,994	6,429	9,665	3,075

GAAP operating loss	(143)	(1,955)	(1,895)	(3,913)	(1,752)

Non-GAAP operating income (loss)	65	(1,639)	(1,518)	(3,438)	(1,583)

GAAP net loss	(157)	(1,677)	(1,774)	(2,964)	(1,617)
Stock-based compensation	158	275	277	411	119
Amortization of acquisition-related
intangible assets	50	41	100	64	50

Non-GAAP net income (loss)	51	(1,361)	(1,397)	(2,489)	(1,448)

Non-GAAP Basic earning (loss) per share	0.00	(0.08)	(0.09)	(0.15)	(0.09)

Non-GAAP Diluted earnings (loss) per share	0.00	(0.08)	(0.09)	(0.15)	(0.09)

Weighted average number of shares outstanding
used to compute both GAAP and Non-GAAP basic
(loss) earnings per share	16,281,898	16,686,401	16,281,898	16,686,401	16,281,898

ECtel Ltd. Consolidated Statements of Cash Flows $ in thousands

	Three months ended June 30,		Six months ended June 30,		Three months ended March 31,
	2009	2008	2009	2008	2009

Cash flows from operating activities

Net loss for the period	(157)	(1,677)	(1,774)	(2,964)	(1,617)

Adjustments to reconcile net (loss) income to
cash provided by (used in) operating activities:

Depreciation and amortization	189	164	368	301	179
Loss on sale of long-term marketable securities	-	-	-	20	-
Loss on disposal of property, plant and equipment	-	-	-	20	-
Premium amortization of long-term marketable securities	-	-	-	(21)	-
(Increase) decrease in trade receivables	(716)	(1,014)	(106)	(174)	610
(Increase) decrease in other receivables	(34)	(637)	164	(788)	198
Share-based compensation expenses	158	157	277	293	119
Decrease (increase) in inventories	(424)	86	(684)	(27)	(260)
Decrease (increase) in work in progress	251	320	167	(375)	(84)
(Decrease) increase in trade payables	259	(1,099)	(601)	(444)	(860)
(Increase) decrease in advances from customers	301	(584)	248	(439)	(53)
Decrease (increase) in related parties, net	(141)	75	(214)	(33)	(73)
Increase (decrease) in other payables and accrued
liabilities	248	159	(492)	217	(740)
Increase (decrease) in liability for employee severance
benefits, net	(437)	77	(732)	193	(295)

Net cash used in operating activities	(503)	(3,973)	(3,379)	(4,221)	(2,876)

ECtel Ltd. Consolidated Statements of Cash Flows (cont’d) $ in thousands

	Three months ended June 30,		Six months ended June 30,		Three months ended March 31,
	2009	2008	2009	2008	2009

Cash flows from investing activities

Investment in short-term investments, net	(1,997)	-	(3,544)	8,130	(1,547)
Investment in property, plant and equipment	(53)	(332)	(88)	(381)	(35)
Payments in consideration with acquisition of the
assets of Compwise	-	(1,313)	-	(1,313)	-
Long-term deposits withdrawal (funding)	(2)	55	15	46	17
Proceeds from maturity of long-term marketable securities	1,670	2,970	4,670	5,150	3,000
Investment in long-term marketable securities	-	(1,750)	-	(8,850)	-

Net cash (used in) provided by investing activities	(382)	(370)	1,053	2,782	1,435

Cash flows from financing activities	-	-	-	-	-

Net cash provided by financing activities	-	-	-	-	-

Net (decrease) increase in cash and cash equivalents	(885)	(4,343)	(2,326)	(1,439)	(1,441)

Cash and cash equivalents at beginning of the period	7,011	8,572	8,452	5,668	8,452

Cash and cash equivalents at end of the year	6,126	4,229	6,126	4,229	7,011